

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 4, 2025

Jason W. Hauf
Chief Financial Officer
BGC Group, Inc.
499 Park Avenue
New York, NY 10022

> **Re: BGC Group, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2024**
> **File No. 001-35591**

Dear Jason W. Hauf:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Crypto Assets

cc: Howard Kenny